EXHIBIT 21.1

Direct Subsidiaries of Ariel Way, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Inc.	Delaware
Enfotec, Inc.	Delaware
Ariel Way Media, Inc.	Delaware
Ariel Way Media, Ltd.	United Kingdom

Direct Subsidiaries of dbsXmedia, Inc.

Subsidiary	Jurisdiction of Incorporation
dbsXmedia, Ltd.	United Kingdom